ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

Multiple Sponsored Retirement Options

Supplement dated December 5, 2008 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2008, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

Effective December 1, 2008, the subaccount investing in the Fidelity® Advisor Mid Cap II Fund is closed to new purchase payments (including loan repayments) or transfers under the contract. Future allocations of purchase payments (including loan repayments) and transfers into the subaccount after this date will be prohibited. **If your most recent purchase payment or loan repayment allocation instruction includes a subaccount that corresponds to Fidelity® Advisor Mid Cap II Fund, you must provide us with alternative allocation instructions or subsequent payments will be returned to you.** In addition, to the extent any existing dollar cost averaging or automatic reallocation program contains allocations to a subaccount corresponding to Fidelity® Advisor Mid Cap II Fund, you must provide us with alternative allocation instructions or such program will be cancelled.

You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

See also the Transfers section on page 13 of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

No action is required by you unless we have a current instruction on file for you (i.e., purchase payment or loan repayment allocation, dollar cost averaging or automatic reallocation program) that directs future amounts into the subaccount investing in the Fidelity® Advisor Mid Cap II Fund.

There will be no further disclosure regarding the Fidelity® Advisor Mid Cap II Fund in future Contract Prospectuses or Contract Prospectus Summaries.